UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

National Holdings Corporation
(Name of Issuer)

Common Stock, par value $0.02 per share
(Title of Class of Securities)

636375206
(CUSIP Number)

Bryant R. Riley
B. Riley Financial, Inc.
11100 Santa Monica Blvd., Suite 800
Los Angeles, CA 90025
(310) 966-1444

with a copy to:

Sara L. Terheggen
The NBD Group, Inc.
350 N. Glendale Avenue, Ste B522
Glendale, CA 91206
(310) 890-0110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	636375206

1	NAMES OF REPORTING PERSONS
NHC Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER
0 (See Items 4 and 5(e))
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER
0 (See Items 4 and 5(e))

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0
14	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No.	636375206

1	NAMES OF REPORTING PERSONS
B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,750,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
5,750,000
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 26, 2018 (the “Original 13D”), as amended by Amendment No. 1 to the Original 13D filed with the SEC on February 20, 2019, Amendment No. 2 to the Original 13D filed with the SEC on May 1, 2020, Amendment No. 3 to the Original 13D filed with the SEC on July 27, 2020, Amendment No. 4 to the Original 13D filed with the SEC on August 26, 2020, Amendment No. 5 to the Original 13D filed with the SEC on November 12, 2020 and Amendment No. 6 to the Original 13D filed with the SEC on January 10, 2021 (collectively with the Original 13D, the “Schedule 13D”), relating to the common stock, par value $0.02 per share (the “Common Stock”), of National Holdings Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D. Except as otherwise described herein, the information contained in the Schedule 13D remains in effect.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following disclosure:

On February 25, 2021, the Issuer, BRF and Merger Sub completed the transactions contemplated by the Merger Agreement. As contemplated by the Merger Agreement, on January 27, 2021, Merger Sub commenced the Offer to purchase all of the issued and outstanding shares of Common Stock, $0.02 par value per share, of the Issuer (the “Shares”), owned by stockholders of the Issuer other than BRF and its subsidiaries, at a price of $3.25 per Share (the “Offer Price”), net to the seller in cash, without interest, and subject to any required withholding of taxes. As a result of Merger Sub’s acceptance of the Shares tendered in the Offer (together with the Shares owned by BRF and its wholly owned subsidiaries prior to the commencement of the Offer), Merger Sub acquired sufficient Shares to complete the Merger without the affirmative vote of the stockholders of the Issuer pursuant to Section 251(h) of the General Corporation Law of the State of Delaware. On February 25, 2021, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of BRF.

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of BRF, Merger Sub, the Issuer, or any stockholder thereof, each of Merger Sub’s outstanding shares of common stock was converted into and became one share of the surviving corporation.

Promptly following the closing of the Merger, the Issuer shall cause the Shares to be delisted from the Nasdaq Capital Market and deregistered under the Act.

Except as set forth herein or in the Merger Agreement and in connection with the Offer and the Merger described above, BRF and Merger Sub have no plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D are hereby amended and restated as follows:

The information contained on the cover pages to this Amendment is incorporated herein by reference. Following the Effective Time, the Shares reported on this Amendment are directly held by BRF, which constitute 100% of the Shares. Except for the Shares owned by BRF, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed on Schedule A of the Schedule 13D beneficially owns any other securities of the Issuer.

(c) Except for the Merger Agreement and the transactions described in this Amendment, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed on Schedule A of the Schedule 13D, have effected any transactions in the Shares during the past 60 days.

(d) None.

(e) At the Effective Time, all Shares owned by Purchaser were canceled and ceased to exist, with no consideration delivered in exchange therefor. Accordingly, at the Effective Time, Purchaser ceased to be the beneficial owner of any Shares.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NHC HOLDINGS, LLC

By:	/s/ Phillip J. Ahn
Name:	Phillip J. Ahn
Title:	Authorized Signatory

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

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